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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                            PRIMA ENERGY CORPORATION
             (Exact name of registrant as specified in its charter)

                  DELAWARE                             84-1097578
(State of incorporation or organization)    (I.R.S. Employer Identification No.)

       1099 18TH STREET, SUITE 400
              DENVER, COLORADO                            80202
(Address of principal executive offices)                (Zip Code)


         Securities to be registered pursuant to Section 12(b) of the Act:
None



         If this Form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box [ ].

         If this Form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box [X].

 Securities Act registration statement file number to which this Form relates:

                                 Not Applicable

       Securities to be registered pursuant to Section 12(g) of the Act:

                       Rights to Purchase Preferred Shares


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Item 1.  Description Of Registrant's Securities To Be Registered.

         On May 23, 2001, the Board of Directors of Prima Energy Corporation declared a dividend of one Preferred Share purchase right (a "Right") for each outstanding share of common stock, par value $.015 per share (the "Common Shares"), of Prima and authorized the issuance of one Right for each Common Share which shall become outstanding between the Record Date and the earlier of the Distribution Date (as hereinafter defined) or the final expiration date of the Rights. The dividend is payable on June 8, 2001 (the "Record Date") to the stockholders of record on that date. Each Right entitles the registered holder to purchase from Prima one share of Series A Participating Preferred Stock, par value $.001 per share (the "Preferred Shares"), of Prima at a price of $150 per one one-thousandth interest in a Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") between Prima and Computershare Trust Company, Inc. as Rights Agent (the "Rights Agent").

         Until the earlier to occur of (i) ten business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") have acquired beneficial ownership of 15% or more of the outstanding Common Shares (except pursuant to a Permitted Offer, as hereinafter defined) and (ii) ten business days following the commencement of, or announcement of an intention to make, a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Common Shares (the earlier of such dates being called the "Distribution Date"), the Rights will be evidenced, with respect to any Common Share certificate outstanding as of the Record Date, by such Common Share certificate. The Rights Agreement provides that, until the Distribution Date, the Rights will be transferred with and only with the Common Shares.

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), new Common Share certificates issued after the Record Date, upon transfer or new issuance of Common Shares will contain a notation incorporating the Rights Agreement by reference.

         Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), the surrender for transfer of any certificates for Common Shares outstanding as of the Record Date also will constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights ("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

         The Rights are not exercisable until the Distribution Date. The Rights will expire on May 22, 2011, (the "Final Expiration Date"), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by Prima, in each case, as described below.

         The Purchase Price payable, and the number of interests in Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights, options or warrants to subscribe for or purchase Preferred Shares at a price, or securities convertible into Preferred Shares with a conversion price, less than the then current market price of the Preferred Shares of (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness or assets (excluding regular periodic cash dividends paid out


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of earnings or retained earnings or dividends payable in Preferred Shares) or of subscription rights or warrants (other than those referred to above).

         The number of outstanding Rights and the number of one one-thousandth interests in a Preferred Share issuable upon exercise of each Right are also subject to adjustment in the event of a stock split of the Preferred Shares or a stock dividend on the Preferred Shares payable in Preferred Shares or subdivisions, consolidations or combinations of the Preferred Shares occurring, in any such case, prior to the Distribution Date.

         Interests in Preferred Shares purchasable upon exercise of the Rights will not be redeemable. Each Preferred Share will be entitled to a minimum preferential quarterly dividend payment of $1 per share but will be entitled to an aggregate dividend of 1,000 times the dividend declared per Common Share. In the event of a liquidation, the holders of the interests in Preferred Shares will be entitled to a minimum preferential liquidation payment of $1.00 per Preferred Share but will be entitled to an aggregate payment of 1,000 times the payment made per Common Share; thereafter, and after the holders of the Common Shares receive a liquidation payment of $.001 per share, the holders of the Preferred Shares and the holders of the Common Shares will share the remaining assets in the ratio of 1000 to 1 (as adjusted) for each Preferred Share and Common Shares so held, respectively. Each Preferred Share will have 1,000 votes, voting together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 1,000 times the amount received per Common Share. These rights are protected by customary antidilution provisions.

         Because of the nature of the Preferred Shares' dividend, liquidation and voting rights, the value of the one one-thousandth interest in a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

         In the event Prima is, in effect, acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power is sold, proper provision will be made so that each holder of a Right will thereafter generally have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the exercise price of the Right. In the event any person becomes an Acquiring Person (except pursuant to a tender offer or an exchange offer which is for all outstanding Common Shares at a price and on terms which a majority of certain members of the Board of Directors determines to be adequate and in the best interests of Prima, its stockholders and other relevant constituencies, other than an Acquiring Person, its affiliates and associates (a "Permitted Offer")), proper provision shall be made so that each holder of a Right, other than Rights beneficially owned by the Acquiring Person (which will thereafter be null and void for all purposes of the Rights Agreement and the holder thereof shall thereafter have no rights with respect to such Rights, whether under the Rights Agreement or otherwise), will thereafter have the right to receive upon exercise that number of Preferred Shares having a market value of two times the exercise price of the Right. Under some circumstances, in lieu of Preferred Shares, other equity and debt securities, property, cash or combinations thereof, including combinations with Preferred Shares, may be issued upon payment of the exercise price if of equal value to the number of Preferred Shares for which the Right is exercisable.

         Under certain circumstances, after a Person has become an Acquiring Person, the Board of Directors of Prima may exchange the Rights (other than Rights that were or are beneficially


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owned by an Acquiring Person), in whole or in part, at an exchange ratio of one
Common Share per Right (subject to adjustment).

         With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares (other than fractions which are integral multiples of one one-thousandth of a Preferred Share, which may, at the election of Prima, be evidenced by depositary receipts) will be issued, and in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Shares on the last trading day prior to the date of exercise.

         At any time prior to the close of business on the tenth business day after the first date of public announcement by Prima or an Acquiring Person that an Acquiring Person has become such (a "Shares Acquisition Date"), the Board of Directors of Prima may redeem the Rights in whole, but not in part, at a price of $.001 per right (the "Redemption Price"), which may be paid in cash or with Preferred Shares or other consideration deemed appropriate by the Board of Directors of Prima. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of Prima, including, without limitation, the right to vote or to receive dividends.

         The terms of the Rights may be amended by the Board of Directors of Prima without the consent of the holders of the Rights at any time to cure any ambiguity or to correct or supplement any defective or inconsistent provisions and may, prior to the Distribution Date, be amended to change or supplement any other provision in any manner which Prima may deem necessary or desirable. After the Distribution Date, the terms of the Rights may be amended (other than to cure ambiguities or correct or supplement defective or inconsistent provisions) only so long as such amendment shall not adversely affect the interests of the holders of the Rights (which may not be an Acquiring Person in whose hands Rights are void).

         As of June 1, 2001, there were 12,744,384 Common Shares outstanding and an aggregate of 1,213,475 Common Shares reserved for issuance upon the exercise of options granted or to be granted under the Company's employee stock option plans. The Company held 71,489 Common Shares in treasury as of June 1, 2001. Each outstanding Common Share on June 8, 2001 will entitle the holder thereof to receive one Right. In addition, the Company will issue one Right for each Common Share that becomes outstanding between the Record Date and the Distribution Date (or the earlier expiration, exchange or redemption of the Rights) so that all such shares will have attached Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on a substantial number of Rights being acquired. The Rights should not interfere with any merger or other business combination approved by the Board of Directors of the Company since the Board of Directors may, at its option, at any time prior to the close of business on the tenth business day (or such specified or unspecified later date as may be determined by the Board of Directors before the Rights cease being redeemable) after the Shares Acquisition Date, redeem all but not less than all the then outstanding Rights at the Redemption Price.

         A copy of the Rights Agreement has been filed with the Securities and Exchange Commission as an Exhibit to this Registration Statement. A copy of the Rights Agreement is available free of charge from Prima. This summary description of the Rights does not purport to


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be complete and is qualified in its entirety by reference to the Rights
Agreement, which is hereby incorporated herein by reference.

Item 2.  Exhibits

     1. Rights Agreement dated as of May 23, 2001, between Prima Energy Corporation and Computershare Trust Company, Inc., as Rights Agent, including the form of Certificate of Designation, Powers, Preferences and Rights of Series A Participating Preferred Stock dated May 29, 2001, as Exhibit A, the Form of Right Certificate, as Exhibit B, and the Summary of Rights to Purchase Preferred Shares. (Incorporated by reference to Current Report on Form 8-K for Prima Energy Corporation dated May 23, 2001 and filed June 6, 2001.)



                                    SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   PRIMA ENERGY CORPORATION


                                   By:  /s/ Richard H. Lewis
                                        ------------------------------------
                                        Richard H. Lewis
                                        Chairman and Chief Executive Officer

Dated: June 5, 2001


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